Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

January 20, 2011

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3628

Attention:                                         Patrick Gilmore

Accounting Branch Chief

Jamie John

Staff Accountant

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 001-32600

Dear Mr. Gilmore:

On behalf of Tucows Inc. (“Tucows” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 6, 2011, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and
Exchange Commission

January 20, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 2 - Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

1.              We note your response to prior comment 6. Your response indicates that you compared the enterprise value to “carrying value of the net operational assets of the reporting unit, being the entire Company adjusted for the non-operational assets and liabilities.” Please explain what you mean by this statement and tell us how you determined that this was appropriate when comparing to the Company’s enterprise value.

Response:

As indicated in the prior response to comment 6, the Company has determined that it has one reporting unit and it performs impairment testing on this consolidated level.  The Company assesses impairment using both a market capitalization approach and a discounted cash flow analysis to determine “fair value.”

The comparison of the Company’s enterprise value to the “carrying value of the net operational assets of the reporting unit, being the entire Company adjusted for the non-operational assets and liabilities” is the comparison used in the first step of the market capitalization approach.  The Company’s market capitalization approach uses the Company’s enterprise value as a measure of fair value and compares it to the carrying value of the net operational assets of the Company. The enterprise value is determined by taking the Company’s market capitalization, which for the December 31, 2009 impairment testing was calculated by multiplying the closing price of the Company’s stock on December 30, 2009 by the number of shares outstanding at that time, adding the value of the Company’s debt, and adjusting for non-operational assets and liabilities.  The “carrying value of the net operational assets of the reporting unit” is determined by taking the carrying value of the Company’s total net assets and adjusting this amount for non-operational assets and liabilities.  The Company felt that these adjustments to the carrying value were appropriate to ensure a meaningful comparison between the carrying value on one hand and fair value, measured either by the market capitalization or discounted cash flow approach, on the other hand.  The same conclusion of no impairment would be reached had no adjustments been made for non-operational amounts in the determination of fair value used for impairment testing purposes.

In conducting the December 31, 2009 impairment testing, the Company made only one adjustment for non-operational amounts, which related to excess cash.  This adjustment did not have an impact on the results of the Company’s impairment testing.

* * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and
Exchange Commission

January 20, 2011

If you have any questions, please feel free to contact me at (215) 963-5262.

Sincerely,

/s/ JOANNE R. SOSLOW

Joanne R. Soslow

cc:	Michael Cooperman (Tucows Inc.)
Elliott Noss (Tucows Inc.)

Enclosure

January 20, 2011

VIA EDGAR AND FACSIMILE (703) 813-6981

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3628

Attention:                                         Patrick Gilmore

Accounting Branch Chief

Jamie John

Staff Accountant

Re:	Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 001-32600

Dear Mr. Gilmore:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 6, 2011, to Mr. Michael Cooperman, Principal Financial and Accounting Officer of Tucows Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ ELLIOT NOSS
Name:	Elliot Noss
Title:	Chief Executive Officer